Via Facsimile and U.S. Mail
Mail Stop 6010

December 22, 2008

Roger Smith
EVP, Treasurer and Chief Financial Officer
Infinity Property and Casualty Corporation
3700 Colonnade Parkway
Birmingham, AL 35243

Re: Infinity Property and Casualty Corporation
Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the quarterly period ended September 30, 2008
File No. 0-50167

Dear Mr. Smith:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Business, page 1

1.   In Operations on page 2 you indicate that you are organized into two regions. Please revise your financial statements to provide the segment reporting information for your East and West regions required by paragraphs 25-37 of SFAS 131. Otherwise, please explain to us how why your regions do not qualify

for segment reporting by referencing for us the authoritative literature you rely upon to support your position.

Management's Discussion and Analysis

Investments, page 25

2.   It is apparent that you invest significantly in mortgage-backed securities. It is also apparent that some of your investments in these securities could be categorized as being of high credit quality while others might not. Please revise your accounting policy note disclosure in your financial statements to indicate how you account for these types of investments differentiating between those of high credit quality and those not meeting this threshold. Please ensure this disclosure discusses how you record interest income and how you account for estimated prepayments, if applicable, and separately reference for us the authoritative literature you rely upon to support your accounting. To the extent you rely on SFAS 91, please disclose the significant assumptions underlying your prepayment estimates as required by paragraph 19 of that guidance.

Form 10-Q for the period ended September 30, 2008

Consolidated Balance Sheet, page 4

3.   Please revise your MD&A to explain what the asset "Receivable for securities sold" and liability "Payable for securities purchased" represents.

Note 5. Investments, page 13

4.   You disclosed that you use a pricing service to estimate fair value. To the extent third parties are used to assist in the determination of fair value, please revise your disclosure to address the following:

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements;
- Whether, and if so, how and why, you adjusted quotes or prices obtained from third parties;
- The extent to which third parties are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations; and,
- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157 and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

5.   With regards to your investment in a Wilshire 5000 exchange-traded fund, please specifically clarify why you do not believe the unrealized losses for this investment is other-than-temporary.

Management's Discussion and Analysis

Profitability, page 24

6.   Please clarify why the "extra-contractual claim in Florida" increased the loss and LAE ratio for the Commercial Vehicle business in 2008. Note 17 in the Form 10-K for the year ended December 31, 2007 indicates that the additional loss for this claim was accounted for in the fourth quarter of 2007.

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        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark

Roger Smith
Infinity Property and Casualty Corporation
December 22, 2008
Page 4

Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant